NO ACT

PE
12-23-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005064

Received SEC January 31, 2014

JAN 31 2014

Washington, DC 20549

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-31-14

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2013

Dear Ms. Weber:

This is in response to your letter dated December 23, 2013 concerning the shareholder proposal submitted to Verizon by Jack and Ilene Cohen. We also have received a letter on the proponents' behalf dated January 17, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

January 31, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2013

The proposal urges the board to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya Aldave
Attorney-Adviser

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

17 January 2014

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By electronic mail (shareholderproposals@sec.gov)

Re: Shareholder proposal to Verizon Communications Inc.
from Jack and Ilene Cohen

Dear Counsel:

I am submitting this letter on behalf of Jack and Ilene Cohen ("the Cohens") in response to the letter from counsel for Verizon Communications Inc. ("Verizon" or the "Company") dated 23 December 2013 ("Verizon Letter"), in which Verizon advises that it intends to omit the Cohens' resolution from the Company's 2014 proxy materials. For the reasons set forth below, we respectfully ask the Division to deny the no-action relief that Verizon seeks.

The Cohens' Proposal

The resolution is a standard-issue "golden parachutes" proposal requesting that Verizon's board of directors obtain shareholder approval for any package of severance or termination payments with a total value exceeding 2.99 times the sum of a senior executive's base salary plus target bonus. As Verizon acknowledges (Verizon Letter, at 2), the Division denied the Company's request to exclude the Cohens' nearly identical 2013 resolution, which Verizon also challenged under Rule 14a-8(i)(3). *Verizon Communications Inc.* (18 January 2013), *reconsideration denied* 12 March 2013); *see also AT&T Inc.* (21 February 2013), *reconsideration denied* (27 February 2013) (rejecting Rule-14a-8(i)(3) challenge to resolution identical to the 2013 Verizon resolution).

The 2014 resolution states:

> *RESOLVED:* Verizon shareholders urge the Board to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.
>
> "Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Such payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans. Such payments do not include life insurance, pension benefits, or other deferred compensation that is earned and vested prior to termination.
>
> "Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.
>
> The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

Verizon argues that the Cohens' resolution may be omitted from the Company's 2014 proxy materials under Rule 14a-8(i)(3) because the proposal is "so inherently vague and indefinite" that it is materially false and misleading in violation of Rule 14a-9. Verizon bears the burden of persuasion under Rule 14a-8(g), and in this context, that means showing that the Cohens' resolution is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . .". Division of Corporation Finance, *Staff Legal Bulletin No. 14B (CF)*, Part A (15 March 2004). As we demonstrate below, Verizon has not sustained its burden, and the Company's request for no-action relief should therefore be denied.

<u>Verizon Effectively Seeks a Second Reconsideration of Last Year's Ruling.</u>

We begin with a general observation. Nearly ten years ago, the Division issued *Staff Legal Bulletin 14B*, which stated:

> Many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety. Our consideration of those requests requires the staff to devote significant resources to editing the specific wording of proposals and, especially, supporting statements. During the last proxy season [2003-04], nearly half the no-action requests we received asserted that the proposal or supporting statement was wholly or partially excludable under rule 14a-8(i)(3).
>
> . . .
>
> [C]urrent practice is not beneficial to participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8.

Verizon apparently never got the memo and last year's letter offered a scorched-earth objection to the Cohens' 2013 resolution, which the Cohens answered, and no-action relief was denied. Not to be deterred, however, Verizon fired back with a request for reconsideration, which was also denied.

The Cohens thus could have taken the 2013 resolution and resubmitted it for 2014 without changing a comma. However, in an effort to remove any ambiguity (real or imagined) the Cohens added a sentence answering the points Verizon made last year. In response Verizon has apparently deployed a word processing macro that generates the inevitable corporate rejoinder in this situation, *i.e.*, that the proposed wording change simply serves to underscore the hopeless muddle of the proponents' verbal formulation, which no one could possibly understand no matter how it is rewritten.

Perhaps we exaggerate (but if so, only slightly). In any event, the new sentence appears in the paragraph defining "severance or termination payments." It says: "Such payments do not include life insurance, pension benefits, or other deferred compensation that is earned and vested prior to termination." This sentence addresses one of Verizon's central arguments for exclusion last year, namely, that the 2013 resolution was materially vague and misleading about whether deferred compensation that paid out after termination (*e.g.*, pension benefits, executive life insurance, deferred compensation saving plans) was to be included in calculating the "total value" of "severance or termination payments" that would require shareholder approval if the cost exceeded the proposed threshold. The Division rejected the argument.

Verizon's decision to showcase this new language is odd, since the Company concedes (at p. 2) that the new language simply "clarifies that the only change [the resolution] would make to Verizon's existing policy is the inclusion of equity awards with accelerated vesting due to termination." So what is going on here? It appears that Verizon's citation of the new sentence is intended to segue into a broader effort to re-litigate last year's language objections as to language ***that is identical to last year's proposal.*** Differently put, this citation to a new, clarifying sentence appears to be an effort to camouflage the real agenda here, which is to reverse the Division's 2013 conclusions as to ***different language*** in the resolution.

We could respond point by point, but because this is Verizon's third bite at the apple and because this year's letter offers nothing beyond what it served up last year, we incorporate by reference and rely upon our arguments from last year.[1]

The Resolution is Not Vague and Indefinite Under Rule 14a-8(i)(3)

Verizon argues that the proposal is "inherently defective" because it "provides no guidance" on the precise methodology by which Verizon should calculate one particular termination payment that it currently offers, *i.e.*, the accelerated vesting of performance-based equity grants. *Verizon Letter*, at p. 5. Whether or not to consider the cost of waiving the performance requirements associated with these equity grants at termination is the crux of the change the resolution proposes to Verizon's current 2.99 times severance approval policy. The Cohens' supporting statement explains the proposed policy change as follows:

> The majority of termination payments result from the accelerated vesting of outstanding Performance Stock Units (PSUs) and Restricted Stock Units (RSUs).
>
> If a senior executive terminates within 12 months after a "change in control," all outstanding PSUs immediately "vest at target level" (Proxy, page 62). Had the executive not terminated, the PSUs would not vest until the end of the performance period (up to 3 years later) – and could potentially have been worthless if performance or tenure conditions were not satisfied.

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[1] Compare, for example, Verizon's current letter (at 4) (on the left) with last year's incoming letter (dated 17 December 2012) at 3 (on the right):

"[T]he proposal is impermissibly vague and indefinite because it fails to define key terms or otherwise provide guidance on how the Proposal would be implemented if approved by shareholders and adopted by adopted by Verizon's Board of Directors."	"[T]he Proposal is impermissibly vague and indefinite because it . . . fails to identify key terms or otherwise provide guidance on how the Proposal would be implemented if adopted by Verizon's Board of Directors."

> This practice effectively waives performance conditions that justify Verizon's annual grants of "performance-based" restricted stock, in our view.
>
> Years ago Verizon's Board adopted a policy requiring shareholder approval of severance agreements with a "cash value" exceeding 2.99 times base salary plus bonus, but excluding equity awards.
>
> The policy should be updated to include the full cost of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs.

Although the proposed change in policy is clear enough, the Verizon Letter raises concerns about the methodology for valuing the equity award – and seems to suggest that by not detailing a specific methodology, the resolution is fatally vague. The Division has repeatedly rejected this argument in the past, however, notably in last year's *Verizon* and *AT&T* letters; *see also Nabors Industries Ltd.* (27 March 2012); *Verizon Communications Inc.* (26 February 2007); *Emerson Electric Co.* (24 October 2005); *Ryland Group* (18 January 2006). And, unlike its more ambitious no-action request from last year, Verizon does not even try to distinguish the precedents stacked against its central argument.

The *Nabors* letter is a case in point. There the Division rejected Nabors' argument that under Rule 14a-8(i)(3) it could omit a substantially similar "2.99 times" severance limit proposal submitted by CalPERS. CalPERS proposed a bylaw amendment requiring that the Board "shall seek shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus." The text of that resolution is set out in the margin.[2] As with the proposal here, the CalPERS proposal then

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[2] RESOLVED: The shareowners of Nabors Industries Ltd. (the "Company") recommend that the Company amend its bye-laws, in compliance with law and required processes, to add the following:

The Board of Directors ("Board") shall seek shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. The Company would have the option of submitting the severance agreement for approval as a separate ballot item in advance or at the next meeting of shareowners after the terms of a severance agreement were agreed upon.

"Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.

"Benefits" include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability "gross-ups;" the estimated present value of special retirement defined "severance agreements" and the "benefits" conferred in both broad and specific terms, including, for example, *"the acceleration of any prior stock or stock option awards*, perquisites and consulting fees." *Id.* (emphasis added). Like Verizon, Nabors argued that the CalPERS proposal failed to provide the specific assumptions necessary to determine the value of the accelerated equity awards and certain other termination payments contemplated by the proposal. In response CalPERS made the following observation, equally true here:

> The CalPERS proposal is substantially similar to numerous proposals submitted pursuant to Rule 14a-8 that have been intelligently and knowingly voted on by shareowners. Proxy advisory firms have policies relating to this specific proposal; mutual funds publish their voting policies on exactly this type of proposal; and companies have implemented versions of this precatory proposal in numerous instances.

If anything, Verizon's willingness to litigate and re-litigate these issues appears to know no bound. In the 2007 *Verizon* letter cited above, the Division rejected Verizon's claim as it relates to the accelerated vesting of equity in a "2.99 times" severance approval proposal. That proposal, submitted by the AFL-CIO Reserve Fund, urged the Board to seek shareholder approval for severance agreements providing "benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus." The proposal's list of potential severance payments included "any prior stock or option awards as to which the executive's access is accelerated under the severance agreement." Verizon's no-action request argued for exclusion under Rule 14a-8(i)(3) because, among other reasons, the proposal "does not provide any guidance on how to calculate the value of the [accelerated] stock option awards." The argument was rejected.

Verizon is, in effect, seeking a new precedent that would exclude many substantially similar "2.99 times base plus bonus" proposals, yet Verizon fails to distinguish the Cohens' proposal from any of the earlier proposals where the Division rejected "vague and indefinite" objections. *Se, e.g.*, in addition to the letters cited at p. 5, *supra*, *McDonald's Corp.* (13 February 2006); *Exelon Corp.* (18 January 2006); *Verizon Communications, Inc.* (2 February 2004).

Moreover, even if it were practical for the Cohens to detail a methodology for calculating the value of every different severance benefit within the 500-word limit, there is no need for such detailed disclosure. Verizon's proxy statement each year

---

provisions; stock or option awards that are awarded under any severance agreement; the acceleration of any prior stock or stock option awards, perquisites and consulting fees -- including the reimbursement of expenses -- to be paid to the executive.

discloses the estimated value of the accelerated vesting of Performance Share Units (PSUs) and Restricted Stock Units (RSUs) that it includes among the "estimated payments" due to termination after a change in control, death, disability and for other reasons. The "estimated value of the payouts that the named executive officers could have received in respect of their outstanding unvested equity awards" due to termination following a change in control, death, disability and retirement are presented in tabular form in the Proxy Statement. *See* Verizon Communications Inc., *2013 Proxy Statement*, at 62-63. The table shows that the CEO would receive an estimated $34,323,000 due to the acceleration of non-vested equity upon termination following a change in control (or due to death or disability). The paragraph immediately above the table, with the subhead "*Estimated Payments*," states that this "amount represents the estimated value of the RSU and PSU awards granted in 2010 and 2011." *Id.* at 62. The Proxy describes certain other aspects of the methodology used to derive these "estimated payments," such as "assuming the award would vest at target performance levels." *Id.*

It is therefore at best disingenuous for Verizon to deny an ability to make a reasonable estimate of the "total value" of accelerated vesting under the policy proposed in the Resolution. Shareholders, including the Cohens, can reasonably assume that Verizon is using the same methodology used for the proxy statement disclosure. And if the board determines that there is a more accurate or appropriate methodology for projecting the cost of accelerated vesting of performance-based equity as a severance benefit, then under the resolution it retains the discretion to specify that methodology.

In fact, nothing in the Cohens' resolution requires the board to offer any particular type of severance payment. The resolution lists many different types that should be included in calculating the "total value" of the severance package; but the resolution in no way limits the board's discretion. Verizon's entire argument is premised on an assumption that future severance packages will include accelerated vesting of performance-based equity awards. However, that is only one of many options for the Board to consider.

The most straightforward solution to the valuation dilemma Verizon alleges would be to end the practice of waiving the performance conditions on performance-based equity at termination. Nothing in the Cohens' resolution would prevent Verizon's board from adopting a severance package that does not accelerate and waive the performance conditions on performance-based equity awards. In fact, that is exactly what AT&T's board of directors did in December, when it adopted a version of the nearly identical proposal that received the support of 45.9 percent of the shares voted at AT&T's 2013 Annual Meeting. (AT&T Inc., Current Report on Form 8-K, April 26, 2013, at 3.) This followed the Division's denial of AT&T's request to exclude that proposal, rejecting essentially the same arguments that Verizon makes here. *AT&T Inc.* (Feb. 21, 2013; *reconsideration denied* Feb. 27, 2013). On December 12, 2013, AT&T adopted "a new Severance Policy" that "eliminate[s] the accelerated vesting of equity awards in the event of a change in control with respect to future awards" and "like the [2013 shareholder] Proposal, prohibits the payment of compensation to executive officers at termination of employment in excess of 2.99 times salary and bonus." AT&T Inc., No Action Request Letter, Dec. 13, 2013, at 4 (requesting exclusion of the resubmitted "2.99 times" severance proposal on the grounds that it has been substantially implemented).

Conclusion

Verizon has failed to carry its burden under Rule 14a-8(g) to demonstrate that the proposal is so inherently vague and indefinite that it is materially false and misleading in violation of Rule 14a-9 and therefore excludable under 14a-8(i)(3). Because the Company has failed to meet its burden under Rule 14a-8(g), we respectfully ask you to advise Verizon that the Division cannot concur with the Company's objections and request to omit.

Thank you for your consideration of these points. Please feel free to contact me if any additional information would be helpful.

Very truly yours,

Cornish F. Hitchcock

cc: Mary Louise Weber, Esq.

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 23, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2014 Annual Meeting
<u>Shareholder Proposal of Jack and Ilene Cohen</u>

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Jack and Ilene Cohen (collectively, the "Proponent") from the proxy materials to be distributed by Verizon in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials").

In accordance with Rule 14a-8(j), I am submitting this letter not less than 80 calendar days before Verizon intends to file its definitive 2014 proxy materials with the Commission and have concurrently sent the Proponent a copy of this correspondence.

I. Introduction

The Proposal, a copy of which is attached as Exhibit A, seeks shareholder approval of executive severance benefits. It is similar to, but not the same as, a proposal sponsored by the Proponent that was included in Verizon's 2013 proxy materials (the "2013 Proposal"). A copy of the 2013 Proposal is attached as Exhibit B. Set forth below is the resolution contained in the Proposal, marked to show the additions (in bold) and deletions (crossed out) from the 2013 Proposal.

RESOLVED: Verizon shareholders urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value

> *exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.*
>
> *"Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Such payments include those provided under employment agreements, severance plans and change-in-control clauses in long-term equity plans ~~or other compensation plans, and agreements renewing, modifying or extending any such agreement or plan.~~* ***Such payments do not include life insurance, pension benefits, or other deferred compensation that is earned and vested prior to termination.***
>
> *"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; ~~post-employment~~ perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and any equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.*
>
> *The Board shall retain the option to seek shareholder approval after material terms are agreed upon.*

Verizon believes that the Proposal may be properly excluded from its 2014 proxy materials under Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9. Verizon acknowledges that the Staff denied its request to exclude the 2013 Proposal from its 2013 proxy materials on this basis,[1] but respectfully submits that the change in wording of the Proposal from the 2013 Proposal raises new concerns that the Proposal is inherently false and misleading.

As noted by the Proponent in the supporting statement, Verizon has a long-standing policy requiring shareholder approval of any agreement with an executive officer that provides severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus non-equity incentive plan payment. The 2013 Proposal requested an expansion of this policy to cover *any* compensation paid out on termination, raising questions about whether compensation that is earned during employment but only paid upon termination would be captured by the policy. The revised language of the Proposal clarifies that the only change it would make to Verizon's existing policy is the inclusion of equity awards with accelerated vesting due to termination. The Proposal expressly states that it does not seek to capture life insurance proceeds, pension benefits or other deferred compensation payments under the policy.

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[1] *Verizon Communications Inc.* (January 18, 2013)

On its face the Proposal's request to include the estimated value of accelerated vesting of equity awards in Verizon's severance approval policy appears to be a straightforward and discrete change. However, the mechanics of implementing such a change and the effects that it may have on Verizon's overall executive compensation program are far more complex than the Proposal suggests. As explained below, it appears that implementation of the Proposal would require the Board's Human Resources Committee to alternatively (1) provide for the forfeiture of outstanding equity awards upon an executive's termination for any reason, (2) redesign the executive compensation program to reduce the role of performance-based equity in an executive's total annual compensation opportunity, or (3) provide shareholders with the opportunity to cast a binding vote on every senior executive's severance benefits on an annual basis. As a result, any actions taken by Verizon to implement the Proposal could be significantly different and more far-reaching from those envisioned by shareholders voting on the Proposal.

II. Analysis

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals relating to executive compensation matters under rule14a-8(i)(3) when such proposals failed to define critical terms or otherwise provide guidance necessary to implement them. See, for example, *Pepsico, Inc.* (January 10, 2013) (proposal to limit accelerated vesting of equity in the event of a change in control was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Verizon Communications Inc.* (January 27, 2012) (same); *General Electric Company* (January 21, 2011)(proposal requesting the compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires); and *Motorola, Inc.* (January 12, 2011) (proposal asking the compensation committee to take all reasonable steps to adopt a prescribed stock retention policy for executives "including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" did not sufficiently explain the meaning of "executive pay rights" such that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires).

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it fails to define key terms or otherwise provide guidance on how the Proposal would be implemented if approved by shareholders and adopted by Verizon's Board of Directors. The Proposal seeks to limit the severance benefits paid to a senior executive due to his or her termination from the company by means of a shareholder approval policy. Its implicit goal is not to provide shareholders with a vote on every severance benefit or package approved by the Board's Human Resources Committee, but rather to incent the Committee to limit the amount of executive severance benefits so that a shareholder vote is not required. Most shareholders voting on the Proposal wouldn't expect that it would actually result in an annual, binding shareholder vote on executive severance benefits, but given the substantial role of variable-based pay in the form of equity in Verizon's annual executive compensation program, that is a distinct possibility.

As discussed in the Compensation Discussion and Analysis section of Verizon's 2013 proxy statement, the total annual compensation opportunity for each named executive officer is primarily composed of three elements: (1) a fixed base salary representing approximately 10% of the executive's total compensation opportunity, (2) a target short-term incentive opportunity that is established as a percentage of the executive's base salary and represents approximately 15% to 25% of the executive's total compensation opportunity, and (3) an equity award of Restricted Stock Units (RSUs) and Performance Stock Units (PSUs), the value of which constitutes 65% to 75% of the executives' total annual compensation.[2] Verizon has eliminated employment and severance agreements for its executives. Instead, each named executive officer, other than the Chief Executive Officer, is eligible to participate in the Senior Manager Severance Plan, which provides for a cash payment upon severance ranging between .75 and two times the participant's base salary and target short-term incentive opportunity.

The Proposal is inherently defective because its definition of "Total Value" is vague and indefinite. The definition of "Total Value" is critical to the operation of the proposed policy, because it is the mechanism that determines whether shareholder approval is required. The

[2] With respect to respect to the equity grants, Verizon's Long-Term Incentive Plan, approved by shareholders at the 2013 Annual Meeting of Shareholders, provides for "double trigger" vesting of equity awards issued under the Plan. If, in the 12 months following a change in control of Verizon, a participant's employment is involuntarily terminated without cause, all then unvested RSUs will vest and be paid on the regularly scheduled payment date after the end of the applicable performance period and all then unvested PSUs will vest at target level performance and be paid on the regularly scheduled payment date. In the event of all other qualifying terminations (involuntary termination without cause, death, disability or qualifying retirement), all then unvested RSUs will vest and be paid on the regularly scheduled payment date and all then unvested PSUs will vest and be paid on the regularly scheduled payment date, but only to the extent that the applicable performance criteria for the award are achieved at the end of the applicable performance period.

Proposal provides no guidance on how to estimate the value of new and outstanding equity awards for purposes of computing "Total Value." Shareholders may assume that the Human Resources Committee will use the same method to estimate the value of the equity awards as it uses to report the estimated value of the awards for the "Grants of Plan Based Awards" table and the "Outstanding Equity Awards at Fiscal Year-End" table in the proxy statement for the annual meeting. Under this method, the value of the current year award is based on the closing stock price on the grant date and the value of the prior-year awards is based on the closing stock price as of the last day of the previous fiscal year and the level of achievement of the performance goals based on the previous year's performance[3]. However, one could argue that this method is not appropriate for purposes of estimating the value of the equity awards under the policy because it effectively penalizes rather than rewards achievement of stock price appreciation and performance goals. As the value of outstanding awards increases, the Committee's ability to make new awards within the limits of the policy is diminished. Accordingly, the Committee may deem it more appropriate to estimate the value of the equity package based on the stock price on the date of grant of each award at its threshold value or target value. This will result in a disparity between the values of the equity awards reported in the proxy statement and the value of these awards used to compute "Total Value" and, if necessary, presented to shareholders for approval.

The method used to value equity grants could be dispositive in the determination as to whether shareholder approval of an executive's severance "package" is required. Assume, for example, that Verizon's CEO has a base salary of $1,000,000 and a target short-term incentive award of $2,500,000. On March 1 of each year the Human Resources Committee grants him an annual equity award of 100,000 stock units (40,000 RSUs and 60,000 PSUs) that vest at the end of a three period. The CEO does not participate in Verizon's Senior Manager Severance Plan and therefore is not entitled to any cash severance payment upon termination. Had the proposed policy been in place in 2013, the CEO's equity awards would have constituted the lion's share of his 2013 "severance package." Depending on whether the awards were valued based on grant date value or the value determined in accordance with the "Outstanding Equity Awards at Fiscal Year-End" table, which awards were so valued and the stock prices applied to each award, the awards could be considered to have values from approximately $12.1 million to approximately $18.5 million, which is approximately 34% higher.[4] This potential range is indicative of only a few of the alternative methods of estimating the value of equity awards, but it is enough to see the dramatically different estimations that result from different assumptions that are perfectly reasonable and justifiable.

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[3] Instruction 3 to Item 402(f)(2) provides, in pertinent part that the reported payout value "shall be based on achieving threshold performance goals, except that if the previous year's performance has exceeded the threshold, the disclosure shall be based on the next higher performance measure (target or maximum) that exceeds the previous fiscal year's performance."

[4] The "package" would have consisted of awards for the 2011-2013 performance cycle, 2012-2014 performance cycle and 2013-2015 performance cycle. The closing price of Verizon's common stock was $36.02 on the March 1, 2011 grant date of the award for the 2011-2013 performance cycle, $38.43 on the March 1, 2012 grant date of the award for the 2012-2014 performance cycle, $46.72 on the March 1, 2013 grant date of the award for the 2013-2015 performance cycle and $43.27 on December 31, 2012. Amounts do not included accrued dividends.

Another ambiguity presented by the Proposal is *which* severance benefits would be included in the "package" subject to shareholder approval under the policy. The Proposal is internally inconsistent and vague on this point. The resolution refers to approval of each "new or renewed compensation package," but the examples cited in the supporting statement relate solely to estimated equity payouts and do not mention the cash severance payments under the Senior Manager Severance Plan. Shareholders voting on the Proposal may expect that the package presented for shareholder approval would include all of these payments (i.e., approval of the "Total Value"). However, when the package includes equity awards, it may make more sense to request approval of the awards made since the last approval. An equity award that is subject to shareholder approval is not deemed to be granted for accounting purposes until the approval has been obtained. If all of the severance benefits are put to a vote as a single "package" and the package is not approved, there is no way to ascertain whether shareholders intended to reject the new equity award of another payment included in the "package." Likewise, it doesn't make sense to put the same equity award up for a shareholder vote each year during its three year cycle. What happens if the package that includes the award is approved in each of the first two years of the performance cycle but fails in the final year? Even though the award would be nearly "earned" at that point, would the policy require that it be subject to forfeiture?

It appears that implementation of the Proposal would require the Board's Human Resources Committee to alternatively (1) provide for the forfeiture of outstanding equity awards upon an executive's termination for any reason, (2) redesign the executive compensation program to reduce the role of performance-based equity in an executive's total annual compensation opportunity, or (3) provide shareholders with the opportunity to cast a binding vote on every senior executive's severance benefits on an annual basis. Shareholders voting on the Proposal cannot be expected to understand or anticipate these far-reaching implications. Accordingly, Verizon believes that the Proposal, when applied to Verizon, is false and misleading in violation of Rule 14a-9.

III. Conclusion.

As a result of the deficiencies described above, Verizon believes that the Proposal may be excluded under rule 14a-8(i)(3) because neither the shareholders voting on the Proposal, nor the Board of Directors in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by the shareholders voting on the Proposal. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2014 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

Cc: Jack & Ilene Cohen

Exhibit A

Jack K. & Ilene Cohen

October 31, 2013

Mr. William L. Horton, Jr.
Senior Vice President, Deputy General Counsel
and Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Mr. Horton:

We hereby resubmit the attached stockholder proposal for inclusion in the Company's next proxy statement, as permitted under Securities and Exchange Commission Rule 14a-8. I intend to present this proposal at the Company's 2014 Annual Meeting.

My resolution, attached to this letter, asks our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. Unlike Verizon's current policy, the proposal defines the "total value" of "severance or termination payments" to include "any equity awards if vesting is accelerated, or a performance condition waived, due to termination."

My spouse and I have continuously held the requisite number of shares of common stock for more than one year. We intend to maintain this ownership position through the date of the 2014 Annual Meeting. I will introduce and speak for the resolution. Proof of my continued ownership of Verizon stock valued at more than $2,000 is available on request.

Thank you in advance for including my proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me.

Sincerely yours,

Jack K. Cohen

Enclosure: Shareholder Proposal (2 pages)

Shareholder Ratification of Executive Severance Packages

Jack K. & Ilene Cohen, who own 692 shares of the Company's common stock, hereby notify the Company that they intend to introduce the following resolution at the 2014 Annual Meeting for action by the stockholders:

RESOLVED: Verizon shareholders urge the Board to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Such payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans. Such payments do not include life insurance, pension benefits, or other deferred compensation that is earned and vested prior to termination.

"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

SUPPORTING STATEMENT

While we support generous performance-based pay, we believe that requiring shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target bonus is prudent and better aligns compensation with shareholder interests.

According to the 2013 Proxy Statement (page 63), if CEO McAdam is terminated without cause, whether or not there is a change in control, he could receive an estimated $34.3 million in termination payments, more than 7.5 times his 2012 base salary plus short-term bonus. He would receive a similar payout ($34.3 million) for termination due to disability or death.

Likewise, CFO Shammo and Executive Vice President Mead would receive an estimated $8.9 and $9.8 million, respectively -- over 6 times their 2012 base salary plus target bonus (page 63).

These estimated termination payments are in addition to compensation that is earned prior to termination, including pension and nonqualified deferred compensation plans, that pay out millions more.

The majority of termination payments result from the accelerated vesting of outstanding Performance Stock Units (PSUs) and Restricted Stock Units (RSUs).

If a senior executive terminates within 12 months after a "change in control," all outstanding PSUs immediately "vest at target level" (Proxy, page 62). Had the executive not terminated, the PSUs would not vest until the end of the performance period (up to 3 years later) – and could potentially have been worthless if performance or tenure conditions were not satisfied.

This practice effectively waives performance conditions that justify Verizon's annual grants of "performance-based" restricted stock, in our view.

Years ago Verizon's Board adopted a policy requiring shareholder approval of severance agreements with a "cash value" exceeding 2.99 times base salary plus bonus, but excluding equity awards.

The policy should be updated to include the full cost of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs.

Please VOTE FOR this proposal.

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Exhibit B

Shareholder Ratification of Executive Severance Packages

Jack K. & Ilene Cohen, , who own 664 shares of the Company's common stock, hereby notify the Company that they intend to introduce the following resolution at the 2013 Annual Meeting for action by the stockholders:

RESOLVED: Verizon shareholders urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Such payments include those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, and agreements renewing, modifying or extending any such agreement or plan.

"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; post-employment perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and any equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

SUPPORTING STATEMENT

We believe that requiring shareholder ratification of "golden parachute" severance packages with a total cost equal to or exceeding three times an executive's base salary plus target bonus will provide valuable feedback, encourage restraint, and strengthen the hand of the Board's compensation committee.

According to the 2012 Proxy (page 56), if CEO Lowell McAdam is terminated without cause in the 12 months following a change in control, he could receive an estimated $34.8 million, more than nine times his 2011 base salary plus short-term bonus.

McAdam could receive a similar payout as a result of any involuntary termination without cause, or due to his disability or death.

Similarly, Executive Vice President Daniel Mead could receive an estimated $11.8 million (eight times base salary plus bonus) if he is terminated without cause, or due to disability, death or even voluntary retirement (Proxy, pp. 53, 56).

The 2012 Proxy also discloses that former CEO Ivan Seidenberg "became entitled to receive upon his retirement" $35.3 million in termination payments – over six times his 2011 base salary plus short-term bonus.

The estimated payments to McAdam, Mead and Seidenberg are in addition to their pension and nonqualified deferred compensation plans, which pay millions more.

The majority of termination payments result from the accelerated vesting of outstanding Restricted Stock Units (RSUs) and Performance Stock Units (PSUs). This practice effectively waives performance conditions that justify Verizon's annual grants of "performance-based" restricted stock to senior executives, in our view.

Years ago Verizon's Board adopted a policy requiring shareholder approval of new severance agreements with a value exceeding 2.99 times base salary plus bonus, excluding equity awards. We believe that policy should be updated to include the full value of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs that otherwise would not have been earned or vested until after the executive's termination.

Please **VOTE FOR** this proposal.

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